UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405


May 18, 2005
via U.S. mail
via facsimile


Mr. Michael M. Thompson
Mr. Michael R. Littenberg, Esq.
President and Chief Executive Officer
Schulte Roth & Zabel LLP
The Wornick Company
(212) 593-5955
10825 Kenwood Road

Cincinnati, Ohio 42542





Re:	TWC Holding LLC
	TWC Holding Corp.
	Form S-4 filed May 12, 2005
	File No. 333-124826

Dear Mr. Thompson:

      We have limited the review of your filing to the issues that are the subject of the ensuing comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







Form S-4

General

1. Ensure that you have registered the offer and issuance of all the securities that will be necessary in the event that you pay interest with additional PIK Notes rather than in cash.

Market Share, Ranking, and Other Data - page i

2. This section is inappropriate. As the registrant, you are responsible for the completeness and accuracy of the disclosure that you include in your filings. You suggest that some of your disclosure
"may not be reliable." Eliminate the section or revise it accordingly.

Forward-Looking Statements, page ii

3. Because you are a limited liability company, the safe harbor provisions of the PSLRA of 1995 do not apply. Moreover, you are making the statements in connection with a tender offer, and you are not currently subject to the reporting provisions of the
Securities
Exchange Act. Therefore, remove any suggestions that you include "forward-looking statements" within the meaning of the federal securities laws and any statements indicating that the PSLRA of 1995 applies to your disclosure. This comment also applies to all your press releases and to any statement that appear on your website.

Risks Related to the Exchange Offer - page 17

4. The first risk factor in this section, "If you do not exchange your original notes for exchange notes," presents reasons why you believe the holder of original notes should exchange its notes pursuant to the offer. You may include this information elsewhere, as you have done at page 59, but it is inappropriate to include reasons for the exchange offer in the "Risk Factors" section. Please revise accordingly.

Signature - page II-17

5. We note the disclosure you provide in the "Management" section that starts at page 74. However, you fail to include the corresponding titles to and to identify all the required capacities in which the signatories are signing on behalf of TWC Holding Corp., one of the co-registrants. Please provide all required signatures, and properly identify all required capacities, including those signing as principal financial officer and as principal accounting officer.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Direct questions relating to disclosure issues to Carmen Moncada-Terry at (202) 942-1908 or, in her absence, to Timothy
Levenberg, Special Counsel, at (202) 942-1896.   Direct any
correspondence to us at the following ZIP Code: 20549-0405.


      			Sincerely,



      			H. Roger Schwall
      Assistant Director

cc: 	C. Moncada-Terry
	T. Levenberg


TWC Holding LLC
TWC Holding Corp.
May 18, 2006
page 2